Exhibit 99.1
HUTCHMED (China) Limited

HUTCHMED (China) Limited
Condensed Consolidated Balance Sheets
(in US$’000, except share data)
	Note	December 31, 2020	March 31, 2021
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	235,630	346,133
Short-term investments	4	199,546	49,939
Accounts receivable – third parties	5	46,648	53,128
Inventories	6	19,766	19,757
Other current assets		29,150	27,273
Total current assets		530,740	496,230
Property, plant and equipment		24,170	26,257
Right-of-use assets	7	8,016	9,849
Investments in equity investees	8	139,505	133,816
Other non-current assets		21,687	26,965
Total assets		724,118	693,117
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	9	31,612	28,636
Other payables, accruals and advance receipts	10	120,882	150,332
Lease liabilities	7	2,785	3,970
Other current liabilities		3,118	5,577
Total current liabilities		158,397	188,515
Lease liabilities	7	6,064	6,529
Long-term bank borrowings	11	26,861	26,872
Other non-current liabilities		13,847	6,806
Total liabilities		205,169	228,722
Commitments and contingencies	12
Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 727,722,215 and 728,122,215 shares issued at December 31, 2020 and March 31, 2021 respectively		72,772	72,812
Additional paid-in capital		822,458	808,776
Accumulated losses		(415,591)	(456,742)
Accumulated other comprehensive income		4,477	3,425
Total Company’s shareholders’ equity		484,116	428,271
Non-controlling interests		34,833	36,124
Total shareholders’ equity		518,949	464,395
Total liabilities and shareholders’ equity		724,118	693,117
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (China) Limited
Condensed Consolidated Statements of Operations
(Unaudited, in US$’000, except share and per share data)
		Three Months Ended March 31,
	Note	2020	2021
Revenues
Goods – third parties		45,971	67,060
– related parties	16(i)	767	1,306
Services
– commercialization – third parties		—	7,406
– collaboration research and development – third parties		3,618	2,706
– research and development – related parties	16(i)	121	130
Other collaboration revenue – royalties – third parties		1,093	2,948
Total revenues	14	51,570	81,556
Operating expenses
Costs of goods – third parties		(40,778)	(54,872)
Costs of goods – related parties		(512)	(954)
Costs of services – commercialization – third parties		—	(9,114)
Research and development expenses	15	(30,511)	(57,059)
Selling expenses		(2,594)	(5,733)
Administrative expenses		(9,667)	(17,024)
Total operating expenses		(84,062)	(144,756)
		(32,492)	(63,200)
Other income, net of other expenses		1,172	293
Loss before income taxes and equity in earnings of equity investees		(31,320)	(62,907)
Income tax expense	17	(1,045)	(1,939)
Equity in earnings of equity investees, net of tax	8	16,939	24,993
Net loss		(15,426)	(39,853)
Less: Net income attributable to non-controlling interests		(715)	(1,290)
Net loss attributable to the Company		(16,141)	(41,143)
Losses per share attributable to the Company – basic and diluted (US$ per share)	18	(0.02)	(0.06)
Number of shares used in per share calculation – basic and diluted	18	683,855,237	723,176,387
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (China) Limited
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited, in US$’000)
	Three Months Ended March 31,
	2020	2021
Net loss	(15,426)	(39,853)
Other comprehensive loss
Foreign currency translation loss	(1,655)	(1,062)
Total comprehensive loss	(17,081)	(40,915)
Less: Comprehensive income attributable to non-controlling interests	(570)	(1,280)
Total comprehensive loss attributable to the Company	(17,651)	(42,195)
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (China) Limited
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited, in US$’000, except share data in ’000)
	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive (Loss)/Income	Total Company’s Shareholders’ Equity	Non- controlling Interests	Total Shareholders’ Equity
As at January 1, 2020	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(16,141)	—	(16,141)	715	(15,426)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuance cost	—	—	(8,047)	—	—	(8,047)	—	(8,047)
Share-based compensation Share options	—	—	345	—	—	345	—	345
Long-term incentive plan (“LTIP”)	—	—	4,200	—	—	4,200	(12)	4,188
	—	—	4,545	—	—	4,545	(12)	4,533
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,510)	(1,510)	(145)	(1,655)
As at March 31, 2020	690,575	69,057	627,387	(305,885)	(5,359)	385,200	25,449	410,649
As at January 1, 2021	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(41,143)	—	(41,143)	1,290	(39,853)
Issuances in relation to share option exercises	400	40	202	—	—	242	—	242
Share-based compensation Share options	—	—	2,942	—	—	2,942	6	2,948
LTIP	—	—	9,924	—	—	9,924	5	9,929
	—	—	12,866	—	—	12,866	11	12,877
LTIP – treasury shares acquired and held by Trustee	—	—	(26,758)	—	—	(26,758)	—	(26,758)
Transfer between reserves	—	—	8	(8)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,052)	(1,052)	(10)	(1,062)
As at March 31, 2021	728,122	72,812	808,776	(456,742)	3,425	428,271	36,124	464,395
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (China) Limited
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$’000)
		Three Months Ended March 31,
	Note	2020	2021
Net cash used in operating activities	20	(1,757)	(22,356)
Investing activities
Purchases of property, plant and equipment		(2,087)	(6,057)
Deposits in short-term investments		(191,764)	(49,943)
Proceeds from short-term investments		96,011	199,549
Deposit received for divestment of HBYS	8	—	15,912
Purchase of leasehold land		—	(355)
Refund of leasehold land deposit		—	930
Net cash (used in)/generated from investing activities		(97,840)	160,036
Financing activities
Proceeds from issuance of ordinary shares		118,341	242
Purchases of treasury shares	13(ii)	—	(26,758)
Payment of issuance costs		(7,643)	(231)
Net cash generated from/(used in) financing activities		110,698	(26,747)
Net increase in cash and cash equivalents		11,101	110,933
Effect of exchange rate changes on cash and cash equivalents		(18)	(430)
		11,083	110,503
Cash and cash equivalents
Cash and cash equivalents at beginning of period		121,157	235,630
Cash and cash equivalents at end of period		132,240	346,133
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Organization and Nature of Business
HUTCHMED (China) Limited (formerly Hutchison China MediTech Limited) (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.
Liquidity
As at March 31, 2021, the Group had accumulated losses of US$456,742,000, primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at March 31, 2021, the Group had cash and cash equivalents of US$346,133,000, short-term investments of US$49,939,000 and unutilized bank borrowing facilities of US$69,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the three months ended March 31, 2020 and 2021 were US$28,270,000 and US$30,513,000 respectively.
Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used), and it is appropriate for the Group to prepare the unaudited condensed consolidated financial statements on a going concern basis.
2.   Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.
The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.
The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.
The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Cash and Cash Equivalents
	December 31, 2020	March 31, 2021
	(in US$’000)
Cash at bank and on hand (note (a))	87,828	143,290
Bank deposits maturing in three months or less (note (a))	147,802	202,843
	235,630	346,133
Denominated in:
U.S. dollar (“US$”) (note (b))	164,201	199,336
Renminbi (“RMB”) (note (b))	64,258	125,820
UK Pound Sterling (“£”) (note (b))	954	2,026
Hong Kong dollar (“HK$”)	5,907	18,907
Euro	310	44
	235,630	346,133
Notes:
(a)
The weighted average effective interest rate on bank deposits for the year ended December 31, 2020 and the three months ended March 31, 2021 was 1.12% per annum and 0.78% per annum respectively.

(b)
Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4.   Short-term Investments
	December 31, 2020	March 31, 2021
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	187,961	44,169
RMB	612	1,924
HK$	10,973	3,846
	199,546	49,939
Note: The weighted average effective interest rate on bank deposits for the year ended December 31, 2020 and the three months ended March 31, 2021 was 1.06% per annum and 0.31% per annum respectively (with maturities ranging from 91 to 180 days).
5.   Accounts Receivable — Third Parties
Accounts receivable from contracts with customers, net of allowance for credit losses, consisted of the following:
	December 31, 2020	March 31, 2021
	(in US$’000)
Accounts receivable, gross	46,743	53,268
Allowance for credit losses	(95)	(140)
Accounts receivable, net	46,648	53,128
Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for credit losses:
	2020	2021
	(in US$’000)
As at January 1	16	95
Increase in allowance for credit losses (note)	71	57
Decrease in allowance due to subsequent collection	(6)	(12)
Exchange difference	(1)	—
As at March 31	80	140
Note: The expected credit loss rate for the three months ended March 31, 2020 and 2021 was approximately 0.2% and 0.3% respectively.
An aging analysis based on the relevant invoice dates is as follows:
	December 31, 2020	March 31, 2021
	(in US$’000)
Not later than 3 months	42,434	48,206
Between 3 months to 6 months	3,118	3,903
Between 6 months to 1 year	23	19
Later than 1 year	1,168	1,140
Accounts receivable, gross	46,743	53,268
6.   Inventories
Inventories, net of provision for excess and obsolete inventories, consisted of the following:
	December 31, 2020	March 31, 2021
	(in US$’000)
Raw materials	4,502	4,261
Finished goods	15,264	15,496
	19,766	19,757
7.   Leases
Leases consisted of the following:
	December 31, 2020	March 31, 2021
	(in US$’000)
Right-of-use assets
Offices (note)	6,789	8,707
Factories	945	882
Warehouse	197	182
Others	85	78
Total right-of-use assets	8,016	9,849

	December 31, 2020	March 31, 2021
	(in US$ ‘000)
Lease liabilities – current	2,785	3,970
Lease liabilities – non-current	6,064	6,529
Total lease liabilities	8,849	10,499
Note: Includes US$2.0 million and US$1.8 million right-of-use asset as at December 31, 2020 and March 31, 2021 respectively, for corporate offices in Hong Kong that are leased through May 2024 in which the contract has a termination option with 3-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it was uncertain that the Group will exercise such option.
Lease activities are summarized as follows:
	Three Months Ended March 31,
	2020	2021
	(in US$ ‘000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	144	22
Leases with lease terms greater than 12 months (note)	821	938
	965	960
Cash paid on lease liabilities	1,074	1,151
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	50	2,686
Non-cash: Lease liabilities changed in relation to modifications	(54)	—
Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at March 31, 2020 was 2.76 years and 4.09% respectively. The weighted average remaining lease term and the weighted average discount rate as at March 31, 2021 was 3.21 years and 4.05% respectively.
Future lease payments are as follows:
	December 31, 2021	March 31, 2020
	(in US$’000)
Lease payments:
Not later than 1 year	3,059	4,297
Between 1 to 2 years	2,429	3,431
Between 2 to 3 years	2,222	2,161
Between 3 to 4 years	1,046	587
Between 4 to 5 years	216	217
Later than 5 years	484	429
Total lease payments (note)	9,456	11,122
Less: Discount factor	(607)	(623)
Total lease liabilities	8,849	10,499
Note: Excludes future lease payments on a lease not commenced as at March 31, 2021 in the aggregate amount of US$2.8 million.

8.   Investments in Equity Investees
Investments in equity investees consisted of the following:
	December 31, 2020	March 31, 2021
	(in US$’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese
Medicine Company Limited (“HBYS”) (note)	59,712	63,969
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	79,408	69,432
Other	385	415
	139,505	133,816
Note: In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party (the “Buyer”) to sell its entire investment in HBYS with closing subject to PRC regulatory review. As part of the divestment, the Group is entitled to (a) cash consideration of US$159.1 million, which includes US$15.9 million deposit collected upon the signing of the SPA and the remainder due upon closing and (b) US$52.3 million related to distributions of prior year undistributed profits and a land bonus payment. The amounts to be received under (a) and (b) aggregate to US$211.4 million of which the amounts attributable to the Company are US$169.1 million.
The equity investees are private companies and there are no quoted market prices available for their shares.
Summarized financial information for the significant equity investees HBYS and SHPL, both under Other Ventures segment, is as follows:
(i)   Summarized balance sheets
	HBYS		SHPL
	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021
	(in US$’000)
Current assets	177,888	202,601	175,965	198,158
Non-current assets	95,731	94,700	93,361	94,691
Current liabilities	(137,179)	(152,727)	(109,873)	(151,065)
Non-current liabilities	(16,034)	(15,670)	(6,739)	(9,022)
Net assets	120,406	128,904	152,714	132,762
Non-controlling interests	(982)	(966)	—	—
	119,424	127,938	152,714	132,762

(ii)   Summarized statements of operations
	HBYS		SHPL
	Three Months Ended March 31,
	2020	2021	2020	2021
	(in US$’000)
Revenue	67,605	88,549	76,701	106,055
Gross profit	32,632	47,578	57,389	82,559
Interest income	60	42	196	492
Finance cost	(3)	—	—	—
Profit before taxation	8,364	10,054	30,096	48,226
Income tax expense (note)	(1,284)	(1,492)	(3,436)	(6,878)
Net income	7,080	8,562	26,660	41,348
Non-controlling interests	68	14	—	—
Net income attributable to the shareholders of equity investee	7,148	8,576	26,660	41,348
Note: The main entities within each of the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status (the latest renewal of this status covers the years from 2020 to 2022). These entities were eligible to use a preferential income tax rate of 15% for the three months ended March 31, 2021 on this basis.
For the three months ended March 31, 2020 and 2021, other equity investees had net income of approximately US$70,000 and US$62,000 respectively.
(iii)   Reconciliation of summarized financial information
Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:
	HBYS		SHPL
	2020	2021	2020	2021
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	44,541	119,424	146,759	152,714
Net income attributable to the shareholders of equity investee	7,148	8,576	26,660	41,348
Dividends declared	—	—	(28,205)	(61,026)
Other comprehensive loss	(506)	(62)	(1,638)	(274)
Closing net assets after non-controlling interests as at March 31	51,183	127,938	143,576	132,762
Group’s share of net assets	25,592	63,969	71,788	66,381
Goodwill	—	—	2,821	3,051
Carrying amount of investments as at March 31	25,592	63,969	74,609	69,432
The equity investees had the following capital commitments:
March 31, 2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,348

9.   Accounts Payable
	December 31, 2020	March 31, 2021
	(in US$’000)
Accounts payable – third parties	26,756	23,330
Accounts payable – non-controlling shareholders of subsidiaries (Note 16(iv))	4,856	5,306
	31,612	28,636
Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.
An aging analysis based on the relevant invoice dates is as follows:
	December 31, 2020	March 31, 2021
	(in US$’000)
Not later than 3 months	26,270	23,561
Between 3 months to 6 months	3,364	3,269
Between 6 months to 1 year	782	513
Later than 1 year	1,196	1,293
	31,612	28,636
10.   Other Payables, Accruals and Advance Receipts
Other payables, accruals and advance receipts consisted of the following:
	December 31, 2020	March 31, 2021
	(in US$’000)
Accrued salaries and benefits	21,982	12,919
Accrued research and development expenses	72,697	78,092
Accrued selling and marketing expenses	5,747	9,493
Accrued administrative and other general expenses	10,319	11,946
Deferred government grants	374	6,898
Deposits	1,408	1,603
Deposit received for divestment of HBYS (Note 8)	—	15,912
Others	8,355	13,469
	120,882	150,332
11.   Bank Borrowings
Bank borrowings consisted of the following:
	December 31, 2020	March 31, 2021
	(in US$’000)
Non-current	26,861	26,872
The weighted average interest rate for outstanding bank borrowings for the year ended December 31, 2020 and the three months ended March 31, 2021 was 1.89% per annum and 1.14% per annum respectively. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)
3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum. This credit facility is guaranteed by the Company. As at December 31, 2020 and March 31, 2021, no amount has been drawn from the revolving loan facility.
In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at December 31, 2020 and March 31, 2021, no amount has been drawn from the revolving loan facility.
(ii)
2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility was a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility was a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities were guaranteed by the Company. No amount has been drawn from either of the revolving loan facilities. Both loan facilities expired in August 2020.
In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at December 31, 2020 and March 31, 2021, no amount has been drawn from the revolving loan facility.
The Group’s bank borrowings are repayable as from the dates indicated as follows:
	December 31, 2020	March 31, 2021
	(in US$’000)
Not later than 1 year	—	—
Between 1 to 2 years	26,923	26,923
	26,923	26,923
As at December 31, 2020 and March 31, 2021, the Group had unutilized bank borrowing facilities of HK$541,000,000 (US$69,359,000).
12.   Commitments and Contingencies
The Group had the following capital commitments:
March 31, 2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	44,183
Capital commitments for property, plant and equipment are mainly for construction of a factory in Shanghai. The Group does not have any other significant commitments or contingencies.
13.   Share-based Compensation
(i)   Share-based Compensation of the Company
The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted.

Another share option scheme was conditionally adopted on April 24, 2015 (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.
Pursuant to a resolution passed in the Annual General Meeting on April 27, 2020, the scheme limit of the Hutchmed Share Option Scheme was refreshed to 34,528,738 ordinary shares, representing 5% of the total issued shares on such date.
As at March 31, 2021, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 50,613,268 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 716,180 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 771,877,785 ordinary shares.
Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.
A summary of the Company’s share option activity and related information is as follows:
	Number of share options	Weighted average exercise price in £ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in £’000)
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Granted	15,437,080	3.71
Exercised	(480,780)	0.96
Cancelled	(4,486,200)	3.85
Expired	(741,670)	4.62
Outstanding at December 31, 2020	29,160,990	3.40	7.21	35,654
Granted	8,279,900	4.05
Exercised	(400,000)	0.44
Cancelled	(428,400)	4.60
Expired	(25,000)	4.86
Outstanding at March 31, 2021	36,587,490	3.56	7.68	23,153
Vested and exercisable at December 31, 2020	11,529,280	2.73	4.57	21,864
Vested and exercisable at March 31, 2021	11,604,280	2.87	4.54	16,269

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:
	Year Ended December 31, 2020	Three Months Ended March 31, 2021
Weighted average grant date fair value of share options (in £ per share)	1.40	1.51
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	3.71	4.05
Share price at effective date of grant (in £ per share)	3.71	4.01
Expected volatility (note (a))	42.6%	40.8%
Risk-free interest rate (note (b))	0.59%	1.68%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%
Notes:
(a)
The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)
For share options exercisable into ordinary shares, the risk-free interest rates reference the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £. For share options exercisable into American depository shares (“ADSs”), the risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADSs are currently listed on the NASDAQ and denominated in US$.

(c)
The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Cash received from share option exercises	—	242
Total intrinsic value of share option exercises	—	2,012
The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Research and development expenses	109	1,474
Selling and administrative expenses	186	1,434
Cost of revenues	50	40
	345	2,948
As at March 31, 2021, the total unrecognized compensation cost was US$32,673,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.52 years.
(ii)   LTIP
The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADSs (collectively the “Awarded

Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.
LTIP awards prior to the determination date
Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes, the achievement of clinical and regulatory milestones and equity financings. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.
LTIP awards after the determination date
Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.
Granted awards under the LTIP are as follows:
Grant date	Maximum cash amount per annum (in US$ millions)	Covered financial years	Performance target determination date
April 20, 2020	5.3	2019	note (d)
April 20, 2020	37.4	2020	note (a)
April 20, 2020	1.9	note (b)	note (b)
April 20, 2020	0.2	note (c)	note (c)
August 12, 2020	2.1	2020	note (a)
August 12, 2020	0.3	note (b)	note (b)
March 26, 2021	57.3	2021	note (a)
Notes:
(a)
The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)
This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)
This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.

(d)
This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.
The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADSs of the Company) held by the Trustee were as follows:
	Number of treasury shares	Cost (in US$’000)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155
Purchased	4,821,680	26,758
Vested	(173,485)	(926)
As at March 31, 2021	8,158,870	39,987
For the three months ended March 31, 2020 and 2021, US$384,000 and US$1,566,000 of the LTIP awards were forfeited respectively.
The following table presents the share-based compensation expenses recognized under the LTIP awards:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Research and development expenses	721	1,682
Selling and administrative expenses	25	1,180
Cost of revenues	39	82
	785	2,944
Recorded with a corresponding credit to:
Liability	689	1,531
Additional paid-in capital	96	1,413
	785	2,944
For the three months ended March 31, 2020 and 2021, US$4,092,000 and US$8,516,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2020 and March 31, 2021, US$7,089,000 and US$104,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.
As at March 31, 2021, the total unrecognized compensation cost was approximately US$46,206,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.
14.   Revenues
The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:
	Three Months Ended March 31, 2020
	Oncology/ Immunology	Other Ventures	Total
	(in US$’000)
Goods – Marketed Products	1,791	—	1,791

	Three Months Ended March 31, 2020
	Oncology/ Immunology	Other Ventures	Total
	(in US$’000)
Goods – Distribution	—	44,947	44,947
Services – Collaboration Research and Development	3,618	—	3,618
– Research and Development	121	—	121
Royalties	1,093	—	1,093
	6,623	44,947	51,570
Third parties	6,502	44,180	50,682
Related parties (Note 16(i))	121	767	888
	6,623	44,947	51,570

	Three Months Ended March 31, 2021
	Oncology/ Immunology	Other Ventures	Total
	(in US$’000)
Goods – Marketed Products	8,486	—	8,486
Goods – Distribution	—	59,880	59,880
Services – Commercialization – Marketed Products	7,406	—	7,406
– Collaboration Research and Development	2,706	—	2,706
– Research and Development	130	—	130
Royalties	2,948	—	2,948
	21,676	59,880	81,556
Third parties	21,546	58,574	80,120
Related parties (Note 16(i))	130	1,306	1,436
	21,676	59,880	81,556
15.   Research and Development Expenses
Research and development expenses are summarized as follows:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Clinical trial related costs	16,898	34,120
Personnel compensation and related costs	12,471	18,491
Other research and development expenses	1,142	4,448
	30,511	57,059
The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the three months ended March 31, 2020 and 2021, the Group has incurred research and development expenses of US$842,000 and US$2,412,000 respectively, related to such collaborative arrangements.
16.   Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries
The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)   Transactions with related parties:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	767	1,306
Revenue from research and development services from:
An equity investee	121	130
Purchases from:
Equity investees	892	1,036
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	42	91
Rendering of management services from:
An indirect subsidiary of CK Hutchison	239	243
(ii)   Balances with related parties included in:
	December 31, 2020	March 31, 2021
	(in US$’000)
Accounts receivable – related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,222	564
An equity investee (note (a))	—	130
	1,222	694
Amounts due from related parties
Equity investees (note (a))	1,142	1,142
Amounts due to a related party
An indirect subsidiary of CK Hutchison (note (b))	401	718
Other deferred income
An equity investee (note (c))	950	892
Notes:
(a)
Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. Accounts receivable and accounts payable relate to balances which are trade in nature while other balances are non-trade in nature.

(b)
Amounts due to an indirect subsidiary of CK Hutchison are non-trade in nature and unsecured, repayable on demand and interest-bearing if not settled within one month.

(c)
Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)   Transactions with non-controlling shareholders of subsidiaries:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Sales	8,124	10,119

	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Purchases	2,888	3,697

(iv)   Balances with non-controlling shareholders of subsidiaries included in:
	December 31, 2020	March 31, 2021
	(in US$’000)
Accounts receivable	6,184	4,760
Accounts payable	4,856	5,306
Other non-current liabilities
Loan	579	579
17.   Income Taxes
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Current tax
HK (note (a))	78	192
PRC (note (b))	(46)	1,174
U.S. and others (note (c))	212	414
Total current tax	244	1,780
Deferred income tax	801	159
Income tax expense	1,045	1,939
Notes:
(a)
The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under Hong Kong’s two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)
Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. Hutchison MediPharma Limited and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as HNTE up to December 31, 2022 and 2020 respectively. Hutchison MediPharma (Suzhou) Limited is in the process of renewing its HNTE status.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2020 and March 31, 2021, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.
(c)
The Company’s subsidiaries in the U.S. are subject to U.S. taxes, primarily federal and state taxes. Federal tax has been provided for at 21% on the estimated assessable profits, whereas state taxes have been provided for at applicable rates stipulated by the respective states over the reporting periods. Certain income receivable by the Company is subject to U.S. withholding tax at 30%. One of the Group’s subsidiaries is subject to corporate tax in European countries at 19% or 20% on the estimated assessable profits in relation to its permanent establishment in these countries in 2020 and 2021.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rate of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)

Loss before income taxes and equity in earnings of equity investees	(31,320)	(62,907)
Tax calculated at the statutory tax rate of the Company	(5,168)	(10,380)
Tax effects of:
Different tax rates applicable in different jurisdictions	304	1,591
Tax valuation allowance	7,273	14,952
Preferential tax rate difference	(107)	(21)
Preferential tax deduction and credits	(1,772)	(5,723)
Expenses not deductible for tax purposes	591	1,094
Utilization of previously unrecognized tax losses	(47)	(4)
Withholding tax on undistributed earnings of PRC entities	846	1,235
Others	(875)	(805)
Income tax expense	1,045	1,939
18.   Losses per Share
(i)   Basic losses per share
Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.
	Three Months Ended March 31,
	2020	2021
Weighted average number of outstanding ordinary shares in issue	683,855,237	723,176,387
Net loss attributable to the Company (US$’000)	(16,141)	(41,143)
Losses per share attributable to the Company (US$ per share)	(0.02)	(0.06)
(ii)   Diluted losses per share
Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option, LTIP awards and warrants issued by the Company using the treasury stock method.

For the three months ended March 31, 2020 and 2021, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the three months ended March 31, 2020 and 2021.
19.   Segment Reporting
The Group’s operating segments are as follows:
(i)
Oncology/Immunology:   focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)
R&D:   comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions as well as administrative activities to support research and development operations; and

(b)
Marketed Products:   comprises the sales, marketing, manufacture and distribution of drug developed from research and development activities.

(ii)
Other Ventures:   comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and over-the-counter pharmaceuticals as well as consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.
The segment information is as follows:
	Three Months Ended March 31, 2020
	Oncology/Immunology
	R&D			Marketed Products		Other Ventures
	PRC	U.S. and Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Revenue from external customers	3,739	—	3,739	2,884	6,623	44,947	—	51,570
Interest income	64	—	64	—	64	30	981	1,075
Equity in earnings of equity investees, net of tax	35	—	35	—	35	16,904	—	16,939
Segment operating (loss)/profit	(21,686)	(8,035)	(29,721)	1,869	(27,852)	17,767	(4,009)	(14,094)
Interest expense	—	—	—	—	—	—	287	287
Income tax expense	60	65	125	—	125	34	886	1,045
Net (loss)/income attributable to the Company	(21,725)	(8,080)	(29,805)	1,864	(27,941)	16,838	(5,038)	(16,141)
Depreciation/amortization	1,307	29	1,336	—	1,336	71	47	1,454
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,134	6	1,140	—	1,140	72	3	1,215

	December 31, 2020
	Oncology/Immunology
	R&D			Marketed Products		Other Ventures
	PRC	U.S. and Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Total assets	127,637	9,957	137,594	5,728	143,322	231,234	349,562	724,118
Property, plant and equipment	22,554	454	23,008	—	23,008	688	474	24,170
Right-of-use assets	2,782	1,375	4,157	—	4,157	2,582	1,277	8,016
Leasehold land	13,121	—	13,121	—	13,121	—	—	13,121
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	227	—	227
Investments in equity investees	385	—	385	—	385	139,120	—	139,505
	Three Months Ended March 31, 2021
	Oncology/Immunology
	R&D			Marketed Products		Other Ventures
	PRC	U.S. and Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Revenue from external customers	2,836	—	2,836	18,840	21,676	59,880	—	81,556
Interest income	283	2	285	—	285	59	213	557
Equity in earnings of equity investees, net of tax	31	—	31	—	31	24,962	—	24,993
Segment operating (loss)/profit	(29,178)	(31,961)	(61,139)	4,006	(57,133)	26,704	(7,362)	(37,791)
Interest expense	—	—	—	—	—	—	123	123
Income tax expense	34	114	148	247	395	269	1,275	1,939
Net (loss)/income attributable to the Company	(29,140)	(31,996)	(61,136)	3,525	(57,611)	25,137	(8,669)	(41,143)
Depreciation/amortization	1,588	32	1,620	—	1,620	75	49	1,744
Additions to non-current assets (other than financial instruments and deferred tax assets)	6,360	59	6,419	—	6,419	10	14	6,443

	March 31, 2021
	Oncology/Immunology
	R&D			Marketed Products		Other Ventures
	PRC	U.S. and Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Total assets	161,905	8,112	170,017	13,999	184,016	228,705	280,396	693,117
Property, plant and equipment	24,697	481	25,178	—	25,178	640	439	26,257
Right-of-use assets	4,936	1,330	6,266	—	6,266	2,395	1,188	9,849
Leasehold land	13,052	—	13,052	—	13,052	—	—	13,052
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	210	—	210
Investments in equity investees	415	—	415	—	415	133,401	—	133,816
Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between PRC and U.S. and others under the Oncology/Immunology segment was US$2,852,000 and US$6,383,000 for the three months ended March 31, 2020 and 2021 respectively.
There was one customer under Other Ventures segment (with revenue of US$8,124,000), which accounted for over 10% of the Group’s revenue for the three months ended March 31, 2020. There was one customer under Oncology/Immunology segment (with revenue of US$14,168,000) and two customers under Other Ventures segment (with aggregate revenue of US$18,298,000), which accounted for over 10% of the Group’s revenue for the three months ended March 31, 2021.
Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.
A reconciliation of segment operating loss to net loss is as follows:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Segment operating loss	(14,094)	(37,791)
Interest expense	(287)	(123)
Income tax expense	(1,045)	(1,939)
Net loss	(15,426)	(39,853)

20.   Note to Consolidated Statements of Cash Flows
Reconciliation of net loss for the period to net cash used in operating activities:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Net loss	(15,426)	(39,853)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation expense – share options	345	2,948
Share-based compensation expense – LTIP	785	2,944
Equity in earnings of equity investees, net of tax	(16,939)	(24,993)
Dividends received from SHPL and HBYS	28,270	30,513
Changes in right-of-use assets	765	(1,852)
Other adjustments	511	1,467
Changes in working capital
Accounts receivable – third parties	1,715	(6,525)
Inventories	(436)	(64)
Accounts payable	(1,159)	(2,976)
Other payables, accruals and advance receipts	1,060	9,944
Lease liabilities	(874)	1,662
Other changes in working capital	(374)	4,429
Total changes in working capital	(68)	6,470
Net cash used in operating activities	(1,757)	(22,356)
21.   Litigation
From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.
On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced confidential legal proceedings in 2019 in order to seek damages. As at March 31, 2021, the legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at March 31, 2021, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.2 million, US$0.9 million, US$0.9 million and US$1.2 million respectively.
22.   Subsequent Events
The Group evaluated subsequent events through June 18, 2021, which is the date when the interim unaudited condensed consolidated financial statements were issued.
In April 2021, the Company issued 16,393,445 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE.

23.   Reconciliation between U.S. GAAP and International Financial Reporting Standards
These interim unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:
	Three Months Ended March 31,
	2020	2021
	(in US$’000)
Reconciliation of net loss attributable to the Company in the condensed consolidated statements of operations
Net loss attributable to the Company as reported under U.S. GAAP	(16,141)	(41,143)
IFRS adjustments:
Leases amortization (note (a))	9	(31)
Issuance costs (note (b))	—	329
Net loss attributable to the Company as reported under IFRS	(16,132)	(40,845)
	December 31, 2021	March 31, 2020
	(in US$’000)
Reconciliation of total shareholders’ equity in the condensed consolidated balance sheets
Total shareholders’ equity as reported under U.S. GAAP	518,949	464,395
IFRS adjustments:
Leases amortization (note (a))	(162)	(196)
Issuance costs (note (b))	860	1,189
LTIP classification (note (c))	7,089	104
Total shareholders’ equity as reported under IFRS	526,736	465,492
Notes:
(a)
Leases amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations. Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term. Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of operations of less than US$0.1 million for the periods ended March 31, 2020 and 2021 and a difference in total shareholders’ equity under IFRS of US$0.2 million as at December 31, 2020 and March 31, 2021.
(b)
Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities. Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of operations of US$0.3 million for the period ended March 31, 2021 and a difference in total shareholders’ equity of US$0.9 million and US$1.2 million as at December 31, 2020 and March 31, 2021 in relation to capital market activities.
(c)
LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADSs of the Company instead of cash. Accordingly, the reconciliation includes a classification difference between liabilities under U.S. GAAP and total shareholders’ equity under IFRS of US$7.1 million and US$0.1 million as at December 31, 2020 and March 31, 2021, respectively.